# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRF S.A., CIK 0001122491
CUSIP: 10552T107
Title of class of securities: Common Shares ("Shares") and American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs"), representing common shares of BRF
Address of issuer's principal executive offices: 14401 Av. Das Nacoes Unidas 22nd to 25th, Condominio Parque da Cidade, Chac. Santo, Sao Paulo, Brazil (D5), 04730-090
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001496919
Persons authorized to receive notices and communications: Tang David, Marfrig Global Foods S.A., Avenida Queiroz Filho, n. 1.560, Bloco 5, Sao Paulo, Brazil (D5), 05319-000, 55 11 3792-8600

## Reporting persons
- Marfrig Global Foods S.A. (CIK 0001496919): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Brazil (D5); source of funds: working capital (WC); sole voting power 849,526,130; shared voting power 0; sole dispositive power 849,526,130; shared dispositive power 0; aggregate amount beneficially owned 849,526,130 (50.49% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares ("Shares") and American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs"), representing common shares of BRF
Name of issuer: BRF S.A.
Address of issuer's principal executive offices: 14401 Av. Das Nacoes Unidas 22nd to 25th, Condominio Parque da Cidade, Chac. Santo, Sao Paulo, Brazil (D5), 04730-090
Comment:
Item 1 of the Schedule 13D is hereby amended and replaced as follows:

The class of equity securities to which this joint statement on Schedule 13D relates is the common stock of BRF S.A. (the "Shares"), a corporation incorporated under the laws of the Brazil with its principal executive offices at 14401 Av. Das Nacoes Unidas 22nd to 25th Floor, Torre Jequitiba, Condominio Parque da Cidade, Chac. Santo Antonio - 04730-090 - Sao Paulo - SP, Brazil ("BRF"). The Shares may also be represented by American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs").

## Item 2. Identity and Background
Name of person filing:
This statement is filed on behalf of:

(i) Marfrig Global Foods S.A., a corporation incorporated under the laws of Brazil with principal executive offices at Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabia), 3 andar, sala 301, Vila Hamburguesa, Sao Paulo, SP, 05319-000, Brazil ("Marfrig"); and

(ii) Marfrig Overseas Limited, a corporation incorporated under the laws of the Cayman Islands with principal executive offices at M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands ("Marfrig Overseas" and together with Marfrig, the "Group").

Marfrig Overseas is a wholly owned subsidiary of Marfrig.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and replaced as follows:

Open market purchases made with cash available on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby further amended by adding the following:

On May 15, 2025, Marfrig and BRF entered into the Plan of Merger of BRF shares by Marfrig (the "Plan of Merger"), which sets forth the terms and conditions applicable to the Merger (as defined below).

The transaction set forth in the Plan of Merger consists of the acquisition by Marfrig of all BRF shares (other than shares held by Marfrig) on the closing date, in exchange for the issuance to BRF shareholders (except Marfrig) of common shares of Marfrig, in accordance with the exchange ratio set forth in the Plan of Merger, resulting in the transfer of BRF's shareholder base to Marfrig ("Merger"). Upon the completion of the Merger, BRF will become a wholly-owned subsidiary of Marfrig. The Plan of Merger is attached hereto as Exhibit 99.14 and is incorporated by reference herein.

In addition to the execution of the Plan of Merger, at meetings held on May 15, 2025, (i) the Board of Directors of Marfrig approved the convening of Marfrig's extraordinary general meeting, to be held on the first call on June 18, 2025, at 11:00 a.m. Sao Paulo, Brazil time ("Marfrig EGM"); and (ii) the Board of Directors of BRF approved the convening of BRF's extraordinary general meeting, to be held on the first call on June 18, 2025, at 9:00 a.m. Sao Paulo, Brazil time ("BRF EGM"), which will deliberate on the Merger. The closing of the Merger is subject to receipt of shareholder approval at both the Marfrig EGM and the BRF EGM.

On or about the closing date, Holders of ADSs will receive American Depositary Shares of Marfrig, in accordance with the terms and conditions of the Amended and Restated Deposit Agreement dated November 12, 2011 among BRF, the Bank of New York Mellon, as Depositary, and the owners and beneficial owners of ADS from time to time (the "BRF Deposit Agreement") and the Deposit Agreement dated Deposit Agreement dated June 13, 2023 among Marfrig, JPMorgan Chase Bank, N.A. and all the holders and beneficial owners of from time to time of American depositary receipts issued thereunder evidencing American depositary shares of Marfrig (the "Marfrig Deposit Agreement"). The BRF Deposit Agreement and the Marfrig Deposit Agreement are attached hereto as Exhibits 99.11 and 99.12, respectively, and are incorporated by reference herein.

After the Merger closes, BRF is expected to become a wholly owned subsidiary of Marfrig. Additionally, BRF's ADS, including the Shares underlying those ADS, are expected to be delisted from the New York Stock Exchange. BRF's ADS and Shares are also expected to be deregistered under the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and replaced as follows:

In the aggregate, Marfrig beneficially owns 849,526,130 Shares (representing 50.49% of the outstanding Shares).
Number of shares as to which each person has sole or shared power to vote or dispose: 849,526,130 Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby further amended by adding the following:

Plan of Merger - on May 15, 2025, Marfrig and BRF entered into the Plan of Merger, which sets forth the terms and conditions applicable to the Merger. The foregoing description of the Plan of Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan of Merger, which is attached hereto as Exhibit 99.14 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.11 Form of Amended and Restated Deposit Agreement dated as of November 14, 2011 among BRF S.A., The Bank of New York Mellon, as depositary, and all owners and beneficial owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to BRF's Form F-6, File No. 333-272134, filed with the SEC May 23, 2024).

Exhibit 99.12 Form of Deposit Agreement among Marfrig Global Foods S.A., JPMorgan Chase Bank, N.A., as depositary, and all holders and beneficial owners from time to time of American depositary receipts issued thereunder (incorporated by reference to Exhibit a to Marfrig's Form F-6, File No. 333-272275, filed with the SEC May 20, 2023).

Exhibit 99.13 Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig Global on May 15, 2025 (incorporated by reference to Exhibit 99.1 Marfrig's Form CB, File No. 005-81914, filed with the SEC on May 16, 2025).

Exhibit 99.14 Plan of Merger for the merger of BRF shares into Marfrig and attachments made available to investors in Brazil by Marfrig and BRF on May 16, 2025 (incorporated by reference to Exhibit 99.2 Marfrig's Form CB/A, File No. 005-81914, filed with the SEC on May 19, 2025).

Exhibit 99.15 Marfrig's Management Proposal and Manual for Participation and attachments made available to investors in Brazil by Marfrig on May 16, 2025 (incorporated by reference to Exhibit 99.3 Marfrig's Form CB/A, File No. 005-81914, filed with the SEC on May 19, 2025).

Exhibit 99.16 Remote Voting Bulletin of Marfrig made available to investors in Brazil by Marfrig on May 16, 2025 (incorporated by reference to Exhibit 99.4 Marfrig's Form CB/A, File No. 005-81914, filed with the SEC on May 19, 2025).

Exhibit 99.17 BRF's Management Proposal and Manual for Participation and attachments made available to investors in Brazil by BRF on May 16, 2025 (incorporated by reference to Exhibit 99.5 Marfrig's Form CB/A, File No. 005-81914, filed with the SEC on May 19, 2025).

Exhibit 99.18 Remote Voting Bulletin of BRF made available to investors in Brazil by BRF on May 16, 2025 (incorporated by reference to Exhibit 99.6 Marfrig's Form CB/A, File No. 005-81914, filed with the SEC on May 19, 2025).

## Signatures
- Marfrig Global Foods S.A.: /s/ Tang David, Tang David/Chief Financial and Investor Relations Officer (05/22/2025)
- Marfrig Global Foods S.A.: /s/ Rodrigo Marcal Filho, Rodrigo Marcal Filho/Executive Officer (05/22/2025)